UNITED STATES DISTRICT COURT
                      FOR THE EASTERN DISTRICT OF MICHIGAN


                                                X
LIONEL Z. GLANCY, on behalf of himself and all  :  Civ. Action No. 02-75120
others similarly situated,                      :
                                                :
                              Plaintiff,        :  AMENDED VERIFIED
                                                :  CLASS ACTION AND
                  vs.                           :  DERIVATIVE COMPLAINT
                                                :
ROBERT S. TAUBMAN, WILLIAM S. TAUBMAN,          :
LISA A. PAYNE, GRAHAM T. ALLISON, PETER         :
KARMANOS, JR., ALLAN J. BLOOSTEIN, JEROME       :
A. CHAZEN and S. PARKER GILBERT,                :
                                                :
                              Defendants,       :
                                                :
                 -and-                          :  FILED UNDER SEAL
                                                :
TAUBMAN CENTERS, INC.,                          :
                                                :
                              Nominal Defendant.:
                                                :
                                                X


            Plaintiff, by his attorneys, for his amended complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based, INTER ALIA, upon a review of public filings made with the Securities and Exchange Commission ("SEC"), press releases and reports, document and deposition discovery conducted by the parties, and an investigation undertaken by plaintiff's counsel, as to all other allegations herein, as follows:
                              NATURE OF THE ACTION

          1. Plaintiff brings this action as: (a) a class action on behalf of himself and all other stockholders of Taubman Centers, Inc. ("Taubman Centers" or the "Company") who are similarly situated; and (b) a derivative action on behalf of Taubman Centers, against the directors and/or senior officers and/or principal shareholders of Taubman Centers to enjoin certain actions of the Individual Defendants (as defined herein) which will, unless enjoined by the Court, thwart any unsolicited acquisition proposal for the Company, including an existing premium takeover offer for the Company by Simon Property Group, Inc. ("Simon Property"). Simon Property has offered to purchase the Company's shares for a substantial premium over Taubman Centers' previously unaffected market price.

          2. As described herein, the Individual Defendants failed and continue to fail to adequately consider and/or pursue (including the possibility of negotiating for higher value) Simon Property's premium offer for Taubman Centers. Rather, the Individual Defendants are abusing their fiduciary positions of control over Taubman Centers to thwart any legitimate attempts or interest to acquire the Company for a substantial premium. Such conduct represents an effort by the Individual Defendants to entrench themselves in office so that they may continue to receive the substantial salaries, compensation and other benefits and perquisites of their corporate offices.

          3. Specifically, the Taubman defendants, through a series of tactical corporate mechanisms, improperly gave themselves a blocking voting position against unsolicited takeovers. As detailed below, these include:

             a. a provision in the Company's charter, extraordinary in that it is unalterable and unwaivable by the Company's board of directors, preventing any outside party from acquiring more than 8.2% of the Company's capital stock, absent amendment of the charter by a two-thirds shareholder vote (the "Excess Share Provision");

             b. providing to the Taubman defendants, for nominal consideration without shareholder approval, a new series of voting preferred stock (the "Series B Preferred Stock") that increased their purported voting power over the Company from less than 1% to just over 30%;

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

             c. the acquisition, in direct response to Simon Property's offer, of an additional 3% of voting power by exercising options and persuading several close associates of the family to sign over voting rights of their shares directly to defendant Robert Taubman, designed to ensure the Taubman's veto power over any sale (the "New 3% Shares"); and

             d. an agreement to provide financing to Gordon Group Holdings, LLC ("Gordon") and form a joint venture with Gordon to help Gordon acquire the prestigious Forum Shops in Las Vegas (the "Forum Shops Transaction"), thus squeezing out Gordon's current partner, Simon.

          4. These actions, taken together, are classic indicia of unlawful entrenchment. Considering solely their own interest, the Individual Defendants are foreclosing the opportunity for the Company's public shareholders to even consider proposals which may be in their best economic interests.

          5. In order to enable Taubman Centers' shareholders to rightfully exercise their shareholder franchise, relief from this Court is necessary to invalidate and/or enjoin any vote by the Taubmans of their purported blocking position.

                             JURISDICTION AND VENUE

          6. This Court has jurisdiction of the subject matter of this action pursuant to 28 U.S.C. ss. 1332, as plaintiff and defendants are citizens of different states, and the amount in controversy exceeds the sum or value of $75,000, exclusive of interest and costs.

          7. Defendants are subject to personal jurisdiction in this judicial district, and transact business in this judicial district.

          8. The Court also has jurisdiction of the subject matter of this action pursuant to 28 U.S.C. ss. 1367(a).

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

          9. Venue is proper in this judicial district pursuant to 28
U.S.C. ss.ss. 1391(a)-(c), as a substantial part of the events and omissions giving rise to this action occurred in this district.

                                  THE PARTIES

          10. Plaintiff Lionel Z. Glancy is, and during all relevant times has been, the owner of common stock of nominal defendant Taubman Centers.

          11. Nominal defendant Taubman Centers is a Michigan corporation with its principal executive offices located at 200 East Long Lake Road, Suite 300, Bloomfield Hills, Michigan. Taubman Centers owns, develops, acquires and operates regional shopping centers.

          12. Defendants Robert S. Taubman ("Robert Taubman"), William S. Taubman ("William Taubman"), Lisa A. Payne ("Lisa Payne"), Peter Karmanos Jr. ("Karmanos"), Graham T. Allison ("Allison"), S. Parker Gilbert ("Gilbert"), Allan J. Bloostein ("Bloostein") and Jerome A. Chazen ("Chazen") comprise the Board of Directors of Taubman Centers (collectively, the "Individual Defendants"). The Individual Defendants, if not members of the Taubman family, are selected, dominated and controlled by the Taubmans. The Taubman Centers' Board is staggered and consists of three classes of directors elected tri-annually.

          13. Defendant Robert Taubman also serves as the Company's Chairman, President and Chief Executive Officer and the Chief Executive Officer and President of Taubman Realty Group Limited Partnership (the "Partnership"), the entity through which the Company conducts all of its operations. The Company is the managing general partner of, and has an approximate 62% interest in, the Partnership. (Approximately 30% of the remaining interest in the Partnership is owned by the Taubman family and 8% is owned by other investors). In 2001, Robert Taubman earned $1,244,414 in total compensation from the Company. In addition, he accrued $1,196,250 under the Company's Long-Term Performance Compensation Plan.

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

According to Company filings with the SEC, Robert Taubman owns and/or controls 158,500 shares of Taubman Centers common stock; 553,870 shares of Series B Preferred Stock; and 3,357,636 shares of common stock that Robert Taubman has the right to receive in exchange for units in the Partnership that he currently holds. Robert Taubman has been a director of the Company since its IPO in 1992.

          14. Defendant William Taubman also serves as Executive Vice President of the Company and of the Partnership. William Taubman is the brother of Robert Taubman. In 2001, William Taubman earned $812,629 in bonus and salary and accrued $453,750 under the Long-Term Performance Compensation Plan. According to Company filings with the SEC, William Taubman owns and/or controls 163,500 shares of Taubman Centers common stock (including 150,000 shares which were acquired through the exercise of options on November 14, 2002 at an exercise price per share of $9.69); 5,925 shares of Series B Preferred Stock; and 734,064 shares of common stock that William Taubman has the right to receive upon the exchange of units in the Partnership that he currently holds. William Taubman has been a director of Taubman Centers since the Company's IPO in 1992.

          15. Non-party A. Alfred Taubman ("Alfred Taubman"), who is the father of Robert and William Taubman, founded the Company in 1950 and served as its Chairman until his resignation in December 2001. As described herein, Alfred Taubman and his sons, William and Robert, control over 34% of the Company's voting power and have the power to dictate almost all of the Company's decisions. Alfred Taubman was also the former Chairman of Sotheby's Holdings Inc. In December 2001, he was convicted of conspiring with a rival auction house to fix commissions charged to sellers and is currently serving time in a federal prison facility. Upon his resignation from the Company's Board, in order to keep firm control of the Company in Taubman family hands during his incarceration, holders of the Company's Series B

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

Preferred Stock waived the nine-member Taubman Centers' Board requirement, thereby temporarily reducing the number of Company directors to eight. According to Company filings with the SEC, Alfred Taubman owns and/or controls 186,937 shares of Taubman Centers common stock and 24,669,087 shares of Series B Preferred Stock.

          16. Defendant Lisa Payne also serves as Executive Vice President and Chief Financial and Administrative Officer of the Company. Ms. Payne earned approximately $1.3 million in total compensation in 2002. According to Company filings with the SEC, Lisa Payne owns and/or controls 7,500 shares of Taubman Centers common stock and 600,828 shares of common stock that she will have the right to receive in exchange for units in the Partnership that she currently holds. Lisa Payne has been a director since she joined Taubman Centers as its CFO in 1997.

          17. Defendant Karmanos also serves with Alfred Taubman as a director of Detroit Renaissance, an urban renewal initiative. Karmanos owns and/or controls 40,000 shares of Taubman Centers common stock. Karmanos has been a director of the Company since 2000.

          18. Defendants Allison, Bloostein, Chazen, and Gilbert have all been directors of Taubman Centers for more than the past three years and thus do not qualify as an "Independent Director" under ss.450.1107 of the Michigan Business Corporations Act.

          19. By virtue of their positions as directors and/or officers of Taubman Centers and their exercise of control over the business and corporate affairs of Taubman Centers, the Individual Defendants have, and at all relevant times had, the power to control and influence, and did control and influence and cause Taubman Centers to engage in the practices complained of herein. Each Individual Defendant owed and owes Taubman Centers and its common stockholders fiduciary duties and were and are required to: (i) use their ability to control and manage Taubman Centers in a fair, just and equitable manner, (ii) act in furtherance of the best interests of Taubman Centers and its stockholders; (iii) refrain from abusing their positions of control; and (iv) not favor their own interests at the expense of Taubman Centers and its stockholders. By reason of their fiduciary relationships, these defendants owed and owe plaintiff and other members of the Class (as herein defined) the highest obligations of good faith, fair dealing, loyalty and due care.

          20. By virtue of the acts and conduct alleged herein, the Individual Defendants, who control the actions of Taubman Centers, have breached and are breaching their fiduciary duties to the common shareholders of Taubman Centers and to the Company itself.

          21. Each defendant herein is sued individually as a conspirator and/or aider and abettor, or, as appropriate, in his or her capacity as a director of the Company, and the liability of each arises from the fact that he or she has engaged in all or part of the unlawful acts, plans, schemes or transactions complained of herein.

                            CLASS ACTION ALLEGATIONS

          22. Plaintiff brings Counts I through IV of this action individually and as a class action on behalf of all stockholders of Taubman Centers (excluding from the Class the defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) and their successors-in-interest, pursuant to Federal Rule of Civil Procedure 23 (the "Class").

          23. This action is properly maintainable as a class action.

          24. The Class is so numerous that joinder of all members is impracticable. As of March 25, 2002, there were approximately 51 million shares of Taubman Centers common stock outstanding, excluding defendants and their affiliates.

          25. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual class member. The common

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

questions include, INTER ALIA, the following:

              (a) whether defendants have breached their fiduciary and other common law duties owed to plaintiff and the other members of the Class;

              (b) whether plaintiff and the other members of the Class are being and will continue to be injured by the wrongful conduct alleged herein and, if so, what is the proper remedy; and

              (c) whether the Series B Preferred Stock and the New 3% Shares have the right to vote and should be allowed to vote.

          26. The claims of the plaintiff are typical of the claims of other members of the Class, and plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class and will fairly and adequately protect and assert the interests of the Class. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature.

          27. Defendants have acted and are acting on grounds generally applicable to the Class, thereby making it appropriate to render final injunctive, or corresponding declaratory relief, with respect to the Class.

          28. A class action is superior to other methods for the fair and efficient adjudication of the claims herein asserted, and no unusual difficulties are likely to be encountered in the management of this class action. Since the damages suffered by individual class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to individually seek redress for the wrongful conduct alleged. Management of this action as a class action poses no manageability issues.

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

                             SUBSTANTIVE ALLEGATIONS

     A.   TAUBMAN CENTERS

          29. Taubman Centers is a publicly-traded Real Estate Investment Trust ("REIT") that owns, develops, acquires and operates regional shopping centers. The Company had its initial public offering in 1992. Upon completion of its IPO, Taubman Centers was installed as the managing general partner of the Partnership. The new public company was approximately 99%-owned (then as today) by public shareholders, including at that time the General Motors Pension Trust ("GM"), which held about 20% of the common stock. Prior to August 1998, Taubman Centers conducted its operations (then as today) through the Partnership, with Taubman Centers as its managing general partner.

          30. Prior to August 1998, the Taubman family's voting power in the Company and economic interest in the Company were both below 1%. The remainder of the voting and economic interest in the Company were in the hands of the public shareholders. The Company and the Partnership were (and remain) separate legal entities. The two-tiered ownership and governance structure, commonly know as an "UPREIT" structure, was put in place by the Taubman Family for tax advantages. However, as explained in an article by the family's own counsel, "The tax advantages of UPREITS do not come without costs. The UPREIT structure can create complex conflicts of interest between the directors of the REIT and the limited partners which are often heightened in the context of change of control transactions..."

          31. Prior to August 1998, the Partnership was controlled by a 13-member Partnership Committee, on which the Taubman family (owning 20% of the partnership units) held only a minority of four seats. GM (owning approximately 37% of the partnership units) held 4 seats, and the Company (owning approximately 40% of the partnership units) held 5 seats. Decisions of the Partnership Committee and control of the Partnership were governed by majority vote. Thus, as of August 1998, the Taubman family did not hold a blocking position with respect to either the Company or the Partnership. At any time prior to August 1998, if an offer (such as the Simon Property offer) to acquire shares of the Company's common stock were received, the public shareholders of the Company would have been free to amend the Company's charter to repeal the Excess Share Provision and take any other actions necessary to ensure that they received the highest value for their shares without fear of a Taubman family veto.

     B. THE TAUBMANS IMPROPERLY OBTAIN EFFECTIVE VETO POWER OVER ALL OF THE TAUBMAN CENTERS' MAJOR CORPORATE DECISIONS

          32. Taubman Centers' capital structure at the present time includes, INTER ALIA, common stock and Series B Preferred Stock, which are the classes of shares outstanding. These classes of stock are sometimes collectively referred to as its "Capital Stock". The common stock and Series B Preferred Stock each entitle their holders to one vote per share on all matters but otherwise differ substantially with respect to their preferences, entitlements and features. The Taubman Family currently owns both Series B Preferred Stock and common stock which purportedly provide them with approximately 30% of the voting power of the Company, or slightly less than one-third of the outstanding voting power. Holders of the Series B Preferred Stock also are entitled to designate at least four board members.

          33. The Taubman family obtained the aforementioned 30% voting power through a series of improper and self-serving transactions, as described below. In 1998, prompted by the Company's lagging financial performance, GM sought to reduce the size of its investment. The parties also allegedly wanted to "simplify" and "improve" the complicated two-tiered governance structure. However, the Taubman Family had its own objectives in mind.

          34. Recognizing that "the Family's interests and the public's interests (e.g., the Company) will diverge," (SEE GS868 attached hereto as Exhibit A) the Taubman Family retained its own advisors - the investment banking firm Goldman, Sachs & Co. ("Goldman") and the law firm of Wachtell, Lipton, Rosen & Katz ("Wachtell") - to work closely with the Strategic Planning Committee to come up with a restructuring proposal.

          35. While the Company's independent directors and their financial advisor "always insisted that a [Taubman Centers'] shareholder vote is necessary" (Exhibit A at 869; Niehaus Tr. at 70-71 1), and while GM also had a preference for a shareholder vote, the Taubman Family was adamantly opposed to a shareholder vote. The Taubman Family was "firm" that it would "vigorously oppose ANY proposal which includes a shareholder vote." (Exhibit A at 869) (emphasis added). Goldman advised that a "shareholder vote must be avoided at all costs." (ID.)

          36. One reason for avoiding a shareholder vote was the risk that it would "put the company in play," i.e., lead to "interlopers" making a bid for the Company that could result in the Company being sold. Exhibit A at 869, 873. This was no mere theoretical threat: in the course of the restructuring, another REIT, known as Rouse, sent a letter proposing to acquire the Company and the Partnership, which the Taubman Family opposed. Niehaus Tr. At 57-62. Acceding to the Taubman Family's wishes, th Board ignored Rouse's overtures.

          37. Incredibly, each and every defendant who testified in this case categorically denied that the Taubman Family ever expressed any opposition to the concept of a shareholder vote. This testimony is completely contradicted by detailed contemporaneous notes and memoranda written by a member of the Goldman team who worked on the 1998 transaction.

          38. In the end, as a result of the Taubman Family's desires and their advisors' efforts (for which Goldman was paid $10 miliion and Wachtell was paid $5 million), the final restructuring proposal did not include a public shareholder vote.

          39. In September of 1998, the Partnership and GM entered into an agreement pursuant to which the Partnership exchanged its interests in 10 shopping centers for all of the

----------------------
          1     "Niehaus Tr. at __" refers to the transcript from the January
17, 2003 deposition of Christopher J. Niehaus.

partnership units owned by GM (the "GM Exchange"). This significant transaction had several important effects on the Company's corporate structure. Among others, the Company purportedly became obligated to issue to certain non-controlling partners of the Partnership (which included the Taubmans), upon subscription, one share of Series B Preferred Stock for each of the Partnership units held by such person. At the time of the GM Exchange, the Taubman Family owned approximately 20% of the Partnership units. In connection with the GM Exchange, the Taubmans, as a group, were able to accumulate their purported 30% voting position in the Capital Stock of Taubman Centers. In connection with that exchange, the Taubmans paid only $38,400 for the Series B Preferred Stock.

          40. As a result of obtaining the Series B Preferred Stock, the Taubman Family obtained an approximate 30% voting interest in the Company. The Series B Preferred Stock gave the family effective veto over a sale of the Company for the first time.

          41. The results of the GM Exchange also included significantly better governance rights for the Taubman Family than previously existed, including:

          (a) the power to veto any sale or merger of Taubman Centers, even if the transaction was supported by a majority of the Company's board as being in the best interests of the Company and its public shareholders;

          (b) the power to prevent the consummation of any tender offer, even if 100% of the Company's public shareholders were in favor of the tender offer and wanted to tender their shares at the price offered;

          (c) the power to veto any proposal to amend the Company's Articles of Incorporation;

          (d) the power to prevent the sale of all, substantially all, or any of the Company's shopping centers;



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          (e)  the power to nominate four of the nine members of the Company's board (compared with four of eleven prior to the restructuring); and

          (f) an increase in the Taubman Family's percentage ownership of the partnership from about 19% to about 30%.

          42. Surprisingly, the members of the Company's Board were not told in 1998 by any advisors that, by giving the Taubman Family the Series B Preferred Stock, the Taubman Family was given an effective veto over any sale of the Company. The Company's Board never even discussed the value of the Series B Preferred Stock and the voting rights it conferred on the Taubman Family, nor did they obtain an appraisal of such value. There was no fairness opinion issued with respect to the Series B Preferred Stock. In fact, none of the financial advisors involved in the 1998 transaction performed any financial analysis of the Series B Preferred Stock.

          43. Glaringly, the public announcement of the GM Exchange on August 18, 1998, omitted any mention of the Series B Preferred Stock or the blocking rights that were created for the Taubman Family. The first mention of the Series B Preferred Stock came in an 8-K filing with the SEC on October 15, 1998, in which the Company cryptically and misleadingly stated that, in connection with the GM Exchange, Taubman Centers became "obligated" to issue the Series B Preferred Stock. There is no evidence, however, that there was any requirement that the Series B Preferred Stock be issued in connection with the GM Exchange. Nor was there any explanation that the Taubman Family was obtaining a 30% vote and blocking position in the Company through its receipt of Series B Preferred Stock. At no time did the Company explain to its public shareholders in 1998 how their interests in the Company had been adversely affected as a result of the GM Exchange and the issuance of the Series B Preferred Stock.

          44. The receipt of Series B Preferred Stock by Taubman family members in connection with the GM Exchange was surreptitiously obtained without a necessary shareholder vote and is ULTRA VIRES. The Series B Preferred Stock was purportedly authorized in Taubman Centers' Second Amended and Restated Articles of Incorporation, effective as of August 14, 1996. The Series B Preferred Stock was first specifically identified, however, in the Company's Restated Articles of Incorporation filed with the SEC on September 30, 1998 on Form 10Q. However, there was never a shareholder meeting to vote approval of an amendment to the Company's Articles of Incorporation for the issuance of the Series B Preferred Stock, whose rights, entitlements and preferences were of an extraordinary nature and operated to revise the capital structure of the Company. The directors of Taubman Centers in 1998 could not arrogate to themselves the power to create and issue such shares without a prior two-thirds affirmative vote of the outstanding Taubman Centers shares at that time.

          45. Cementing the plan to give the Taubman Family veto power over corporate governance, the Company's Articles of Incorporation ("Articles of Incorporation") and By-Laws ("By-Laws") provide that a vote of two-thirds (2/3) of the outstanding shares of Capital Stock is required to, INTER ALIA: (a) remove any of Taubman Centers' directors for, or without, cause (SEE By-Laws, Section 3.08); (b) amend the Company's Articles of Incorporation (SEE Articles of Incorporation, Section 2(b)); or (c) take any other shareholder action (including the approval of any merger) (SEE By-Laws, Section 1.08; Articles of Incorporation, Section 3.08). Thus, by virtue of the Taubman's Capital Stock holdings, they have conferred upon themselves veto power over all of the aforementioned shareholder actions; the Company cannot obtain a 2/3 vote of the Capital Stock without the Taubman Family's consent on the matter.

          46. The Articles of Incorporation also provide that, so long as the Series B Preferred Stock remains outstanding, Taubman Centers shall not, without the affirmative vote or consent of the holders of a majority of the outstanding shares of Series B Preferred Stock (voting as a separate class): (a) amend, alter or repeal the provisions of the Company's Articles of Incorporation; and (b) be a party to any material transaction, including without limitation, a merger, consolidation or share exchange (SEE Articles of Incorporation, Section II, (j)). Additionally, the holders of Series B Preferred Stock (as a separate class) are entitled to nominate up to four individuals for election as directors of the Company.

          47. Notwithstanding that the Taubmans' acquisition of the Series B Preferred Stock should be deemed null and void and given no effect, the defendant directors, contrary to the governing corporate law and their fiduciary duties, deem and treat the Series B Preferred Stock as having been validly issued and include those shares in the Capital Structure for purposes of any vote. Thus, the Individual Defendants have conferred and/or purported to acquire veto power which is unlawful, preemptive and dilutive of the legitimate rights of the remaining shareholders.

          48. The Series B Preferred Stock was obtained by the Taubman Family without proper disclosure and without a necessary shareholder vote. The artifice and manipulation reflected in the issuance of the Series B Preferred Stock to the Taubmans in 1998 is highlighted by their reportedly having paid the Company only $38,400 for the stock. The issuance of the Series B Preferred Stock was an unlawful entrenchment device with no valid corporate purpose and was designed simply to bestow upon the Taubman Family extraordinary powers and rights for unfair consideration, and to dilute the voting power of the public shareholders.

          49. The Taubmans' veto power -- which is an even more entrenching anti-takeover defense than the well-known "poison pill" -- has the effect of making it extraordinarily difficult, expensive and/or impossible for any potential acquiror not approved by the Taubmans to acquire Taubman Centers. As a result, the veto power has the effect of precluding successful completion of even the most attractive offer for Taubman Centers unless the Taubmans acquiesce or approve. Payne at 142-43.

          50. By virtue of this self-conferred veto power, the Taubmans caused a fundamental shift of power from Taubman Centers' common shareholders to themselves. The veto power thus permits the Individual Defendants to act as the prime negotiators of -- and, in effect, totally to preclude -- any and all acquisition offers.

          51. This fundamental shift of control of the Company from its common shareholders to the Taubmans results in a heightened fiduciary duty on the part of the Taubmans and the Board, which they control, to consider, in good faith, a third-party bid and further requires the directors to pursue a third-party's BONA FIDE interest in acquiring the Company and to negotiate in good faith with a bidder on behalf of the Company's shareholders.

          52. As explained herein, the Individual Defendants are using their veto power to the detriment of the Company's shareholders. Indeed, in light of Alfred Taubman's conviction and imprisonment, to comport with their fiduciary duties to the Company's shareholders, the Taubmans should have immediately relinquished their stranglehold over the Company's affairs.

     C.   THE EXCESS SHARE PROVISION

          53. Taubman Centers' Articles of Incorporation contain an "excess share provision" which prevents any outside shareholder from acquiring more than 8.23% of Taubman Centers' outstanding shares (the "Excess Share Provision"). This provision is ostensibly to ensure compliance with the so-called "50/50 rule" of the Internal Revenue Code, which prohibits five or fewer individuals from owning in the aggregate in excess of 50% of the value of the shares of a REIT during the last half of a REIT's taxable year. Any shares acquired by an individual shareholder in excess of the ownership limit become "excess shares" that are transferred to a trust for the benefit of a charity so that the purported acquiror obtains no voting rights or right to receive dividends on the shares. Typically, a REIT's board of directors has the discretion to waive the excess share provision with respect to certain acquirors if the board is satisfied that the acquiror is not an individual for purposes of Section 542(a)(2) of the IRC. In the case of Taubman Centers, however, an amendment of the Company's Charter is required to waive the Excess Share Provision. Such action requires approval by 2/3 of the Company's shareholders. Because of the Taubmans' veto power, they have the power to block such amendments and thereby prevent any hostile takeover.

          54. Despite the restrictions imposed by the Excess Share Provision, prior to 1998, the Company could have been sold to a third party even if the family were opposed, as the independent directors and the GM directors constituted a majority of the Company's board and could have approved such a sale. The public shareholders, who held 99% of the voting power in the Company, could have amended the charter to remove the Excess Share Provision in order to receive an advantageous offer, and the Taubman Family alone would not have been able to block such an amendment.

          55. In addition, the Taubman Family's' receipt of their Series B Preferred Stock in 1998, representing greater than 8.23% of the value of the outstanding capital stock of Taubman Centers, constituted the acquisition of Excess Shares, and as such, these Excess Shares must be transferred to a trust and stripped of any voting rights.

     D. SIMON PROPERTY MAKES A PREMIUM BID FOR THE COMPANY THAT THE TAUBMANS SUMMARILY REJECT

          56. On October 16, 2002, David Simon, the CEO of Simon Property, a much larger, publicly traded REIT based in Indianapolis, called Robert Taubman to express Simon Property's interest in pursuing a business combination between Simon Property and the

Company. Later that day, Mr. Simon sent a letter to Robert Taubman containing a written proposal describing Simon Property's interest in a business combination with the Company.

          57. On October 21, 2002, Robert Taubman returned Mr. Simon's phone call and indicated that he had no interest in having any discussions or meetings regarding Simon Property's proposed business combination.

          58. On October 22, 2002, Simon Property sent a letter to Robert Taubman indicating his disappointment with the response to his earlier letter and setting forth an offer to purchase all of Taubman Centers' outstanding common stock for $17.50 per share in cash through a tender offer made directly to the Company's shareholders. Simon Property also offered the opportunity to the Taubmans to remain limited partners in the Operating Partnership.

          59. On October 28, 2002, Robert Taubman sent a letter to Mr. Simon in response to Mr. Simon's letter of October 22, 2002, indicating that: "The Board is unanimous in concluding that the company has no interest whatsoever in pursuing a sale transaction, and that discussion as to such a transaction would not be productive." Robert Taubman also orally expressed to Mr. Simon that he would resist any attempt by Simon Property to acquire Taubman Centers.

          60. On November 6, 2002, at the NAREIT national conference, Mr. Simon offered to provide Robert Taubman further details regarding Simon Property's offer to acquire the Company and reinforced Simon Property's willingness to accommodate the needs of the Taubman family. Robert Taubman refused to engage in any discussion about a possible sale of the Company to Simon Property.

          61. On November 13, 2002, David Simon sent a letter to the Taubman Centers Board complaining that defendant Robert Taubman had summarily rejected, without any consideration whatsoever, Simon Property's offer to purchase each of the shares of Taubman

Centers for $17.50 in cash. That offer, which was fully financed and was not subject to further due diligence, was 18% higher than the Company's unaffected closing stock price of $14.80 on November 12, 2002, and was higher than the price at which the common stock of Taubman Centers had ever traded. The deal, which includes the assumption of debt, is valued at over $4 billion, of which approximately $1.7 billion would be for the outstanding stock.

          62. Mr. Simon's letter was made public by Simon Property in a press release issued over the PR NEWSWIRE. It is clear from the letter that the Taubman Family, as well as the other Individual Defendants, have disregarded the interests of the Company's other shareholders and have flagrantly abused their control and veto power over key corporate decisions.

          63. The press release states as follows in relevant part:

          Dear Members of the Board of Directors:

          As you may know, we recently made a written offer to Robert S. Taubman to pay $17.50 in cash for each share of Taubman Centers, Inc. (the "Company") common stock. Our all-cash offer would deliver to all Taubman shareholders a substantial premium -- approximately 18% above yesterday's closing price and 30% above the price on the day we initially made our offer -- and it exceeds the highest price at which Taubman shares have ever traded. Our offer represents a compelling strategic and financial transaction that would produce substantial and immediate value for all of your shareholders. We can move quickly since our offer is not subject to the receipt of financing or any due diligence investigation of the Company.

          On several occasions, we have communicated our offer to Mr. Taubman and suggested that we have an opportunity to discuss it with the members of Taubman's board of directors. We wrote Mr. Taubman on October 16, 2002, to request a meeting to present our offer. He refused to meet. On October 22, 2002, we again wrote Mr. Taubman, this time setting forth the basic terms of our offer. Once again, he refused even to have a discussion, writing to us on October 28, 2002, that "the Company has no interest whatsoever in pursuing a sale transaction . . ."

          We are dismayed that Mr. Taubman continues in his refusal even to discuss our offer -- or indeed any sale transaction, particularly in light of the fact that we have expressed a willingness to be very flexible with respect to the structure of the proposed transaction. The offer is not conditioned upon any participation by the Taubman family. Instead we have agreed to accommodate any desire by the Taubman family to retain its economic interest in the Taubman Realty Group Limited Partnership, or, at their option, to participate in the transaction, and receive either cash or equivalent value for their existing partnership interests by exchanging them on a tax efficient basis for partnership interests in the Simon operating partnership.

          Since the Taubman family can choose to (1) retain its current Taubman partnership units, (2) convert into Simon partnership units, or (3) sell for cash, we can only conclude that Mr. Taubman's refusal even to discuss our offer reflects the Taubman family's desire not to permit the Company to be sold under any circumstances. While it is entirely appropriate for the Taubman family to retain the right to choose between various options with respect to the treatment of its own partnership units, it is improper for these insiders to prevent public shareholders from choosing to receive a premium for their shares.

          Mr. Taubman apparently believes the Taubman family is not accountable to the public shareholders because of the family's claimed blocking position -- via the Series B preferred stock -- which was surreptitiously issued in a "restructuring" transaction many years after the Company's initial public offering without either proper disclosure or a shareholder vote. We question both the propriety and validity of a transaction which attempts to transfer to the Taubman family control and a permanent veto over material decisions that rightfully belong to the public shareholders of Taubman - such as an all-cash, premium offer to acquire the Company.

          The effect of the Series B preferred stock, for which the Taubman family paid a total of only $38,400.00, is to disenfranchise the public shareholders. This entrenchment device is a permanent corporate governance defect embedded in the Company's structure -- and it continues to hurt the public shareholders. Indeed, between the time the Series B shares were issued to the Taubman family in 1998 and our October 22 offer letter, the price of Taubman common shares has fallen by 4%.

          We understand that the obstacles created in the governance structure by the Taubman family, at the expense of the public shareholders, are significant. However, with the cooperation of the Board of Directors, acting as fiduciaries for the common shareholders, we believe these obstacles are surmountable. We also trust that undisclosed economic or governance burdens have not been, and will not be, imposed on Taubman in response to our offer or otherwise.

          We hope the Board will agree with us that our offer provides an excellent opportunity for Taubman shareholders to realize immediate liquidity and full value for their shares to an extent not likely to be available to them in the marketplace or in any alternative transaction. At a time when good corporate governance is particularly important to investors, we seek your help in restoring the rights of the public shareholders of Taubman.

          We prefer to complete this acquisition through a negotiated transaction. We stand ready to make a detailed presentation of our offer to the Board and to answer any questions you may have.

          64. Simon Property's proposal and plea to the Company's Board fell on deaf ears. Within one hour of Simon Property's November 13, 2002 press release, the Company issued its own press release categorically rejecting the offer, stating that, "The Board unanimously concluded that Taubman Centers has no interest in pursuing a sale transaction and that discussions regarding such a transaction would not be productive." Defendants took no steps to reasonably inform themselves about the Initial Offer or to engage in any attempts to increase the consideration offered. In no uncertain terms, the press release sends a clear message to Simon Property and other potential bidders that the Taubman family is in charge and is only looking out for the Taubmans' interests.

     E.   THE COMPANY'S CONFLICTED ADVISORS

          65. Immediately upon receiving Simon Property's unsolicited proposal in October 2002, Robert Taubman hired the two "biased advocates on behalf of the family" from the 1998 GM Exchange -- Goldman and Wachtell -- to advise the public company with respect to the offer. See Gilbert Tr. at 1l8-1222 2; R. Taubman Tr. at 129-30. 3

          66. Both Goldman and Wachtell, who had performed work for the Taubman Family prior to 1998, continued to do so subsequent to 1998 and prior to the Simon Property offer, and their work separately for the Taubman Family continues today.

          67. Goldman's current engagement allows it to earn a "success fee" in which success is defined as the company not being taken over.

          68. Not only have these conflicts of interest not been disclosed to the Taubman Centers' public shareholders, they were not even disclosed to all of the members of the Taubman Centers Board prior to their 2002 retention in connection with the Simon Property offer. In fact, Robert Taubman testified that he hired Goldman and Wachtell "in consultation with my board" prior to the October 28, 2002 board meeting. R. Taubman Tr. at 129. Parker Gilbert testified, however, that when Taubman called him before the board meeting "he told me who he had hired" and that it was Goldman and Wachtell. Gilbert Tr. at 121-22. Director Bloostein was not even aware that Goldman had advised the family in the 1998 GM Exchange. Bloostein Tr. at 30-31. 4

     F.   THE VOTING AGREEMENTS, THE NEW 3% SHARES AND THE STAGGERED BOARD

          69. In addition to stonewalling Simon Property in its attempts to discuss the Initial Offer, the Taubman Family immediately began to further entrench itself in power over Taubman Centers by announcing various "private" transactions all designed to solidify power in the Taubman Family. These transactions all violate the Michigan Control Share Act because the

----------------------
          2     "Gilbert Tr. at ___ " refers to the transcript from the January
9, 2003 deposition of Simon Parker Gilbert.

          3     "R. Taubman Tr. at __" refers to the transcript from the
January 16, 2003 deposition of Robert S. Taubman.

          4     "Bloostein Tr. at __" refers to the transcript from the January
14, 2003 deposition of Allan J. Bloostein.

Taubman Family's acquisition of a controlling block of shares, accomplished via the formation of a group, constitutes a "control share acquisition" that is subject to a shareholder vote.

          70. On November 14, 2002, Robert and William Taubman exercised options that gave them 300,000 shares of Taubman Centers common stock (the "Exercised Options").

          71. Robert Larson, a former Taubman Centers Vice Chairman and close friend of Alfred Taubman, recently purchased 266,366 shares of common stock in the open market. Larson is also the record and beneficial owner of 1,161,841 units in the Partnership and 1,161,841 shares of Series B Preferred Stock of the Company (the "Larson Shares"). On November 14, 2002, Larson entered into a voting agreement with Robert Taubman which transferred his voting rights over all of the Larson Shares to Robert Taubman for two years. Despite written representation that the voting agreement was made for "good and valuable consideration," no consideration was in fact given by Robert Taubman to Larson for the voting agreement.

          72. Max M. Fisher, a friend of Alfred Taubman, purchased through The Max M. Fisher Revocable Trust ("Fisher") recently purchased 150,000 shares of Taubman Centers common stock. With that purchase, Fisher owned and/or controlled 325,300 shares of common stock and 393,337 shares of the Series B Preferred Stock (the "Fisher Shares"). On November 14, 2002, Fisher entered into a voting agreement with Robert Taubman which transferred his voting rights over the Fisher Shares to Robert Taubman for one year. Despite written representation that the voting agreement was made for "good and valuable consideration," no consideration was in fact given by Robert Taubman to Fisher for the voting agreement.

          73. John Rakolta, Jr. and entities or person affiliated with him ("Rakolta") owns and/or controls 293,624 shares of common stock of the Company (the "Rakolta Shares"). On November 14, 2002, Rakolta entered into a voting agreement with Robert Taubman which transferred his voting rights over the Rakolta Shares to Robert Taubman for one year. Despite written representation that the voting agreement was made for "good and valuable consideration," no consideration was in fact given by Robert Taubman to Rakolta for the voting agreement.

          74. As a result of the aforementioned voting agreements and the Exercised Options, Robert Taubman secured voting rights over an additional 2,440,762 Taubman Centers shares or approximately 3% of the outstanding Taubman Centers stock (the "New 3% Shares").

          75. On January 28, 2003, the Company announced that Robert Taubman and the other persons who were parties to the Voting Agreement terminated those agreements in order to eliminate issues raised in the pending litigation against the defendants concerning those agreements.

          76. However, in light of the close personal relationships between the parties to the Voting Agreements, and the Taubman Family's continued refusal to consider a sale of the Company, as a practical matter, it is all but a foregone conclusion that those individuals will continue their support of the Taubman Family in connection with the pending tender offer and any shareholder vote. Therefore, there are DE FACTO voting agreements still in place.

          77. Taubman Centers also maintains a staggered board which provides no opportunity to replace a majority of directors at any single annual meeting of shareholders. The Company's staggered Board further assures the Taubman family's control by eliminating any serious challenge to the Taubman family designees on the Board of Directors.

     F.   THE TENDER OFFER AND SPECIAL MEETING

          78. On December 5, 2002, Simon Property commenced a tender offer to acquire all of the outstanding shares of Taubman Centers at the increased price of $18.00 per share in cash. Success of the tender offer, however, is dependent on certain conditions, including amendment of the Company's Charter in certain respects and deactivation of certain barriers imposed by Michigan law.

          79. On or about December 12, 2002, the Taubman Centers Board purportedly opted-out of the Michigan Control Share Act (Chapter 7B of the Michigan Business Corporation Act (M.B.C.A. ss.ss. 450.1790 et seq.)).

          80. On December 16, 2002, Simon Property filed preliminary proxy materials with the SEC with respect to the solicitation by Simon Property of proxies from shareholders of the Company to call a special meeting of the Company's shareholders. The purpose of the meeting would be to allow the Company's shareholders to vote on a proposal to amend the Company's Charter so that the purchase of shares by Simon Property in connection with its tender offer would not trigger the Excess Share Provision. Under its By-Laws, the Company is required to hold a special meeting if presented with proxies from holders of at least 25% of the Company's outstanding voting shares. Under the Company's By-Laws (As they existed on December 16, 2002), holders of 25% of the Company's outstanding voting shares were able to call a special meeting "at any time and for any purpose" upon notice to be given at least 10 and not more than 60 days prior to the meeting.

          81. Four days later, on December 20, 2002, in a direct and defensive response to Simon Property's announced intention to call a special meeting, the Company announced that the board, at a meeting that day, had amended the Company's By-Laws to make more restrictive the timing and procedures that would apply to a special meeting requested by the shareholders (the "By-Laws Amendment"). Specifically, whereas the prior By-Laws permitted holders of 25% of the Company's voting shares unilaterally to call a special meeting on a date of their choosing between 10 and 60 days after providing notice thereof, the amended By-Laws eliminated this right.

          82. The By-Laws Amendment provides that, upon shareholder request, it is the Company that calls the meeting and selects the date. The By-Laws Amendment further provides that, within 10 business days after receiving notice of a request by holders of 25% of the Company's voting shares for a special meeting, the board is to fix a record date and meeting date for such special meeting, "which meeting shall be set for not less than 30 nor more than 90 days after the date of such board action." Thus, by virtue of the By-Laws Amendment, the board has arrogated to itself the power to set the meeting date and to delay it by months beyond the date that could have been chosen by shareholders. The By-Laws Amendment has no valid corporate purpose and constitutes an improper interference with the shareholder franchise.

          83. The Company also announced that the board had determined to recommend that shareholders reject the Simon Property's solicitation of proxies and, if a special meeting were called, to vote against Simon Property's proposals. The board also indicated that, "Holders of more than a third of the voting power ... will vote against" Simon Property's proposal to amend the charter to eliminate the Excess Share Provision, thereby serving as a reminder that the Taubman Family, if permitted to vote its Series B Preferred Stock and New 3% Shares, has veto power over the Simon Property offer.

     G.   THE FORUM SHOPS TRANSACTION

          84. On January 13, 2002, Taubman Centers took another step forward in its fight to stop Simon from taking over the Company for $18 per share. In a complex agreement, the Company (through the Partnership) joined forces with Gordon Group Holdings, LLC ("Gordon") in another defensive effort to exert additional pressure on Simon (the "Forum Shops Transaction"). Pursuant to the Forum Shops Transaction agreement, Taubman (and its financial advisor, Goldman) will provide financing to Gordon and form a joint venture with Gordon to help Gordon acquire the prestigious Forum Shops in Las Vegas. At the time the deal was announced, Gordon held a 42% stake in the Forum Shops, with Simon holding the rest. Under the agreement, Gordon will ask Simon to either buy his stake or sell him Simon's 58% share in the property (the "Buy/Sell"). Taubman Centers stands to benefit regardless of whether Gordon buys out its partner or sells its interest in the mall.

          85. If Gordon buys out Simon, Taubman Centers will get preferred shares in the venture with a 12% coupon and the right to buy a one-third ownership stake in the Forum Shops using Taubman Centers Partnership units. This scenario arguably has the potential to boost - at least in appearance - the value of Taubman Centers' shares. Under the agreement, Taubman Centers will issue 2.42 Partnership units for a one-third ownership stake at an exchange rate of $24 per unit. Under this scenario, Taubman Centers will become the minority owner and manager of one of Simon's most prestigious malls.

          86. If Gordon sells its stake to Simon, Gordon will invest $50 million of the proceeds from that sale for 2.08 million Taubman Partnership units, also at $24 per unit.

          87. Morgan Stanley analyst Matt Ostrower speculates that Taubman Centers will likely try to use the pricing of the Partnership units as a way to argue that the Company is worth more than Simon's offer. He has commented on the Forum Shops Transaction as follows:

          It's a very clever transaction on Taubman's part... . We view the transaction as very much a part of the Simon/Taubman (takeover) saga. ... Whenever someone offers to pay more than the market price for shares, I have to ask the question - what am I missing.

          88. Thomas Weisel Partners LLC analyst Paul Morgan concurred, commenting that although the $24-a-share equity investment appears to raise the bar for Taubman Centers' valuation far above Simon Property's offer, "we believe the $24 share price is largely an artifact of the agreement's structure and does not reflect a true bid price." Mr. Morgan also said that Taubman Centers' management is "clearly doing everything possible to avoid a merger with Simon, and has been successful to date at frustrating efforts to consummate the deal."

          89. In addition to brokering the deal with Gordon as a defensive response to Simon's pending offer, Robert Taubman agreed to provide and/or arrange for necessary financing to Gordon to make the offer to buy out Simon. In fact, Gordon "needed a lot of financing. He needed a loan. It happened to come from [the Partnership]." Payne Tr. at 159-60. 5 Moreover, in a joint effort with Robert Taubman, Mr. Gordon obtained a $385 million mortgage financing commitment in connection with his exercise of the Buy/Sell from Goldman Sachs, financial advisor to the Company. ID.

     H.   SIMON INCREASES THE TENDER OFFER PRICE TO $20 PER SHARE

          90. On January 15, 2003, Simon Property announced that Westfield America, Inc. ("Westfield") joined its tender offer for Taubman Centers and that the price of the offer had been increased to $20.00 per share (the "Revised Offer").

          91. The increased price represents a premium of 50% over the price of Taubman Centers shares when Simon Property first made a written acquisition proposal and 25% above the highest closing price in Taubman Centers' 10-year history as a public company prior to Simon Property's proposal.

          92. The Revised Offer is not conditioned on financing, due diligence or the participation of the limited partners of the Partnership. The tender offer is set to expire at midnight on February 14, 2003.

          93. On January 21, 2003, Taubman Centers announced and disclosed in a 14D-9 filing that the board had unanimously voted to reject the revised $20.00 per share offer as inadequate. The board's position remains clear - the Company is not for sale. Robert Taubman said in an interview, "It's not the right time to sell this company." "For the third time now, the

----------------------

          5     "Payne Tr. at ___" refers to the transcript of the January 17,
2003 deposition of Lisa Payne.

board clearly has said the offer is inadequate, opportunistic and not in the best interest of shareholders."

          94. Many analysts disagree and are urging shareholders to accept the Revised Offer. For example,

          My view is that as much as Taubman says there is no path to completion for Simon, there's no path to $20 if you continue to be an investor in Taubman Centers, short of a takeover. If Simon and Westfield walk, Taubman's stock tanks. LEGG MASON ANALYST DAVID FICK

     I.   DEFENDANTS MADE MISLEADING AND INCOMPLETE DISCLOSURE
          REGARDING THE GM EXCHANGE

          95. On August 18, 1998, the Company told the public in a press release in connection with the GM Exchange:

          With the [Company] now having a majority and controlling interest in [the Partnership], we will dissolve the Partnership Committee. GM will relinquish its two seats on the [Company's] board of directors resulting in the [Company] having a majority of independent directors.

          96. The press release was misleading and materially incomplete because it omitted that, in connection with the GM Exchange, the Company would give the Series B Preferred Stock to the limited partners in the Partnership, consisting primarily of the Taubman Family, and thus endow the Taubman Family with a purported 30% voting position over the Company.

          97. The first mention of the Series B Preferred Stock was on October 15, 2002, nearly two months after the GM Exchange was publicly announced, in a Company filing with the SEC wherein the Company indicated that it had become "obligated" to issue the Series B Preferred Stock to the Taubman Family in connection with the GM Exchange.

          98. The statements by the Company in the aforementioned SEC filing were misleadingly incomplete because they omitted any explanation or disclosure of the fact that the Series B Preferred Stock purported to give the Taubman Family virtual veto power over major transactions concerning the Company and, in particular, unsolicited takeover attempts.

          99. In fact, the board of the Company was not even told in 1998 by any advisors that one effect of giving the Taubman Family the Series B Preferred Stock was to give them an effective veto over any sale of the Company. Defendant Bloostein admitted at his deposition that he never even considered this fact although he now acknowledges it might have been important to his decision at the time. And, of course, shareholders were not permitted to vote on the matter.

          100. Moreover, the statement that the Company was "obligated" to issue the Series B Preferred Stock to the Taubman Family is false and/or misleading as there does not appear to be any such "obligation." There is simply no evidence of any connection between the GM Exchange and the Series B Preferred Stock.

     J.   DEFENDANTS MADE MISLEADING AND INCOMPLETE DISCLOSURE
          REGARDING THE SIMON OFFER

          101. As described herein, the Company has formally rejected Simon Property's offers, reiterated the opposition of the board and the Taubman Family to the offer and recommended (in 14D-9 filings with the SEC, the "Recommendation Statements") that the Company's public shareholders reject the Simon Property offer as inadequate.

          102. While claiming that each offer has been "inadequate" from a financial standpoint, the Company has failed and/or refused to give any indication of what an adequate offer would be. To the contrary, the Company continues to cite to "the fact that the Taubman Family and other shareholders, with a combined voting power of over a third of the total voting power of the Company's capital stock have indicated they do not intend to tender their Common

Shares and have taken the firm position that they are not interested in pursuing a sale transaction." In other words, regardless of the merits of any offer, including any by Simon Property, the Company is not for sale at any price due to the Taubman Family's "firm position" in which the board is hopelessly acquiescing.

          103. Taubman Centers bears the burden of making complete disclosure of all material facts relevant to the public shareholders' decision whether to tender their shares to Simon Property. Among other things, in connection with the Simon Property offer, the defendants have violated their disclosure obligations by:

          (a) omitting any information concerning the serious conflicts suffered by the Company's financial and legal advisors, particularly with respect to Goldman Sachs, the Company's financial advisor in connection with the Simon Property offer. Goldman was previously paid $10 million to represent the Taubman Family in connection with the GM Exchange. In addition, Goldman continued to perform services for the Taubman Family in the interim. Still further, as described herein, the same members of the Goldman "team" that are advising the Company in connection with the Simon Property offer is also providing advisory services in connection with the Forum Shops transaction. As described herein, Goldman is even providing financing to Gordon in connection with that transaction. Wachtell, the Company's legal advisor suffers from similar conflicts. Like Goldman, Wachtell represented the Taubman Family in connection with the GM Exchange and was paid $5 million for that service. Wachtell has also continued to provide legal services to the Taubman Family since that time. It belies reason that the parties somehow determined that

               Goldman and Wachtell could adequately and independently represent the interests of the Company in light of their significant prior and continuing relationships with the Taubman Family. Failure to disclose these material relationships constitutes an egregious disclosure violation by the Company;

          (b) omitting any information concerning Goldman's valuation of Taubman Centers. Clearly, Taubman Centers shareholders are entitled to information concerning the methods by which Goldman determined that the Simon Property $20 offer is inadequate;

          (c) omitting material information concerning the Company's recent operational and/or financial developments. On January 21, 2003, in a 14D-9 filing with the SEC, the Company disclosed that, in reviewing and considering the Revised Offer, it relied upon "updates of recent operational and financial developments concerning the Company." However, none of this information has been provided to the public shareholders. Clearly, any and all material information on which the board has relied in determining that the Revised Offer is inadequate should be disclosed to the public shareholders so that they can make an informed decision whether or not to tender;

          (d) omitting projections and/or forecasts provided by the Company's management. The Defendants have indicated that much of the reason why they have recommended that the Revised Offer is not in the best interest of the Company's public shareholders is because it does not reflect the inherent value of the Company's assets ("many of which are at early stages in their development cycles and are expected to generate increasing returns over the next few years") or their growth potential. In light of the fact that the Company is recommending that its shareholders reject a premium offer for their shares based, in large part, on the Company's bright future, including development of existing properties, projections of that bright future for Taubman Centers should be provided to plaintiff and the Class;

          (e) failing to disclose that the members of the Taubman Family were present at all Board meetings, and no deliberations were held without them; and

          (f) failing to disclose that Goldman's current retention agreement with the Company provides a financial incentive for Goldman to offer advice in favor of rejecting Simon's $20 offer.

                                     COUNT I

                     FOR INJUNCTIVE AND DECLARATORY RELIEF -
                  INVALID ISSUANCE OF SERIES B PREFERRED STOCK

          104. Plaintiff repeats and realleges each allegation set forth herein.

          105. As described herein, the receipt of Series B Preferred Stock by Taubman family members in connection with the GM Exchange in or about September 1998 was surreptitiously obtained without a necessary shareholder vote and is ULTRA VIRES.

          106. In addition, the receipt of such shares constituted an improper issuance of Excess Shares in violation of the Company's Charter.

          107. Accordingly, plaintiff seeks (i) a declaration that the Taubman family's Series B Preferred Stock does not have any voting rights and/or should be donated to charity and (ii) injunctive relief prohibiting the Taubman family from voting the Series B Preferred Stock.

          108. Plaintiff has no adequate remedy at law.

                                    COUNT II

                    FOR INJUNCTIVE AND DECLARATORY RELIEF - -
                   INVALIDITY OF TAUBMAN FAMILY VOTING CONTROL

          109. Plaintiff repeats and realleges each of the foregoing allegations as if fully set forth herein.

          110. The Series B Preferred Stock does not have the right to vote and should not be allowed to vote because, INTER ALIA:

          (a) the Board is following the dictates of the Taubman family without engaging in a searching, independent and deliberative consideration of the Simon Property offer and passively accepting the Taubman family's position that it controls a blocking voting position when, in fact, that position was obtained without the required shareholder vote;

          (b) the Board has created, and continues to allow, an effective veto position for the Taubman family by giving them the Series B Preferred Stock for no fair consideration for the improper purpose of insulating the Company from third-party proposals such as the Simon Property offer;

          (c) the Board has failed to take the necessary steps to strip the excess shares held by the Taubman family of their voting rights and transfer those shares to a charitable trust;

          (d) the Board is depriving the public stockholders of the opportunity to consider Simon Property's offer and is effectively removing from the shareholders the choice of whether or not to tender their shares;

          (e) the Board is acquiescing in the Taubman family's arbitrary, irrational, and spiteful conduct towards the public shareholders and Simon Property that is designed solely to entrench the Taubman family;



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

          (f) the Board is permitting the Series B Preferred Stock given to the Taubman family and the New 3% Shares to effectively prevent amendment of the charter to remove the Excess Share Provision and is failing to take steps to remove this impediment; and

          (g) the New 3% Shares have no voting rights under the Michigan Control Share Act.

          111. Plaintiff has been damaged, and continues to be damaged, as a direct result of defendants' conduct.

          112. Accordingly, plaintiff seeks a declaration that the Taubman family may not validly vote the Series B Preferred Stock under circumstances that would have the effect of foreclosing the Simon Property tender offer and disenfranchising the public shareholder body, including at any special meeting and any vote to amend the charter's Excess Share Provision.

          113. Plaintiff has no adequate remedy at law.

                                    COUNT III

                    CLASS CLAIM FOR BREACH OF FIDUCIARY DUTY

          114. Plaintiff repeats and realleges each of the foregoing allegations as if fully set forth herein. This claim arises under Michigan law and is against the Individual Defendants.

          115. By virtue of their positions as directors of Taubman Centers, the Individual Defendants owe duties to the Company and its stockholders. These duties include, but are not limited to, the obligation to consider and fully evaluate all offers for Taubman Centers, the obligation to exercise due care in conducting the affairs of Taubman Centers, the obligation not to put self-interest and personal or other consideration ahead of the interests of Taubman Centers' stockholders, and the obligation not to take unreasonable defensive measures that are disproportionate to any perceived threat posed to Taubman Centers.

          116. Defendants, acting in concert, have violated their fiduciary duties owed to the public shareholders of Taubman Centers by putting their own personal interests ahead of the interests of the Taubman Centers public shareholders and are using their control positions as officers and directors of Taubman Centers for the purpose of retaining their positions and perquisites as Board members at the expense of Taubman Centers' public shareholders.

          117. The Individual Defendants are engaged in a course of conduct which evinces their failure to: (a) evaluate the benefits to the Company's shareholders of the Simon Property offer with requisite due care and diligence;
(b) undertake an adequate evaluation of Taubman Centers' worth as a potential acquisition candidate; (c) take adequate steps to enhance Taubman Centers' value and/or attractiveness as an acquisition candidate; (d) effectively expose Taubman Centers to the marketplace in an effort to create an open auction for Taubman Centers; (e) adequately inform Taubman Centers shareholders concerning their recommendation against Simon Property's offer; or (f) act independently so that the interests of public shareholders would be protected. Instead, defendants have sought to chill or block any potential offers for Taubman Centers.

          118. The Individual Defendants have improperly utilized the Company's defenses, including the Taubman's blocking position. To act consistent with their fiduciary duties, the Individual Defendants should evaluate all available alternatives, including negotiating with Simon Property and any other potential suitors, which they have failed to do.

          119. The Individual Defendants are unlawfully manipulating the corporate machinery to avoid a timely and fair vote on their entrenching tactics and the Simon Property Offer. By precipitously opting-out of the provisions of the Michigan Control Act, the Individual Defendants have sought to deprive Simon Property of its ability to invoke a special meeting to address the validity of its acquisition of Control Shares. By subsequently passing a by-law to restrict shareholders' rights to call a special meeting, the Individual Defendants have further acted to change the rules in their favor after the takeover contest had begun. Such steps, if they are to be taken at all, should have been taken before there was any change to the status quo.

          120. The Individual Defendants owe fundamental fiduciary obligations under the present circumstances to take all necessary and appropriate steps to explore in good faith the Simon Property proposal and obtain all material information available. In addition, the Individual Defendants have the responsibility to act independently so that the interests of Taubman Centers' public stockholders will be protected, to seriously consider all BONA FIDE offers for the Company, and to conduct fair and active bidding procedures or implement other mechanisms to assure that the highest possible price is achieved. Further, the directors of the Company must adequately ensure that no conflict of interest exists between defendants' own interests and their fiduciary obligations to act in the shareholders' best interests or, if such conflicts exist, to ensure that they will be resolved in the best interests of the Company's public stockholders.

          121. Taubman Centers represents a highly attractive acquisition candidate. The Individual Defendants' conduct has deprived and will continue to deprive the Company's public shareholders of the very substantial premium which Simon Property (or any other BONA FIDE bidder) is prepared to pay or of the enhanced premium which further exposure of the Company to the market could provide. Defendants have denied shareholders their enjoyment of the full economic value of their investment by failing to evaluate Simon Property's good faith, premium offer. In addition, defendants' actions will likely deter any other potential bidders from coming forward so long as the Taubmans retain their choke-hold over the Company.

          122. Taubman Centers' Board and its top management (including the Taubmans) have frustrated Simon Property's current acquisition proposal, even though such proposal would result in Taubman Centers' shareholders receiving a substantial premium for their shares. Indeed, the price of Taubman Centers' common stock has never traded above the $20.00 per share price offered by Simon Property. The Individual Defendants have engaged in these actions because they know that in the event that Taubman Centers was acquired by any potential bidder, most or all of the directors of Taubman Centers and its senior management would, either in connection with the acquisition or shortly thereafter, be removed from the Board of the surviving company because their services would not be necessary. They would be mere surplusage and, thus, an acquisition would bring an end to their power, prestige and profit. In so acting, Taubman Centers' directors and those in management allied with them have been aggrandizing their own personal positions and interests over those of Taubman Centers and its broader shareholder community to whom they owe fundamental fiduciary duties not to entrench themselves in office.

          123. To the extent that the Individual Defendants are receiving any direction or guidance from Alfred Taubman, any such action by them would reflect unlawful and improper communications by Alfred Taubman which the Taubman family may not heed either as a manner of federal criminal law or state fiduciary law and principles.

          124. By virtue of the acts and conduct alleged herein, the Individual Defendants, who control the actions of the Company, have carried out a preconceived plan and scheme to place their own personal interests ahead of the interests of the shareholders of Taubman Centers and thereby entrench themselves in their offices and positions within the Company. The Individual Defendants have violated their fiduciary duties owed to plaintiff and the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Company's public shareholders for their own personal benefit. Defendants' actions are draconian and there is no real threat posed by Simon Property's premium offers.

          125. The decisions of the Individual Defendants with respect to the Voting Agreements and the Forum Shops Transaction demonstrate a lack of good faith, could not have been based upon a reasonable inquiry, and unreasonably preclude Simon Property or any other third party from making a premium offer to Taubman Centers' stockholders.

          126. Robert Taubman, with the acquiescence and/or assistance of the Individual Defendants, has breached his duties of care and loyalty in connection with the Forum Shops Transaction and also by soliciting and entering into the Voting Agreements.

          127. Plaintiff seeks preliminary and permanent injunctive relief and declaratory relief preventing defendants from inequitably and unlawfully depriving plaintiff and the Class of their rights to realize a full and fair value for their stock at a substantial premium over the market price and to compel defendants to carry out their fiduciary duties of due care and loyalty.

          128. Only through the exercise of this Court's equitable powers can plaintiff be fully protected from the immediate and irreparable injury which the defendants' actions threaten to inflict.

          129. Unless enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, and/or aid and abet and participate in such breaches of duty, will continue to entrench themselves in office, and will prevent the sale of Taubman Centers at a substantial premium, all to the irreparable harm of plaintiff and the other members of the Class.

          130. Plaintiff and the Class have no adequate remedy at law.

                                    COUNT IV

               CLASS CLAIM FOR BREACH OF FIDUCIARY DUTY OF CANDOR
                 CONCERNING ISSUANCE OF SERIES B PREFERRED STOCK

          131. Plaintiff repeats and realleges each of the foregoing allegations as if fully set forth herein.

          132. The fiduciary duty of candor requires disclosure of all information in defendants' possession germane to the transaction at issue. Directors are under a fiduciary duty to disclose fully and fairly all material information within the Board's control.

          133. As set forth above, the Defendants failed to disclose material information concerning the issuance of the Series B Preferred Stock to the Taubman Family in 1998.

          134. Plaintiff and the other members of the Class have no adequate remedy at law.

                                     COUNT V

               CLASS CLAIM FOR BREACH OF FIDUCIARY DUTY OF CANDOR
                           CONCERNING THE SIMON OFFER

          135. Plaintiff repeats and realleges each of the foregoing allegations as if fully set forth herein.

          136. As set forth above, the Defendants have failed to disclose material information concerning the Simon Offer including, but not limited to, the valuation analyses performed by the Company's financial advisor, the conflicts of interest suffered by the Company's legal and financial advisors, projections/forecasts relied upon by the Company in determining to reject the Simon $20 offer, and the recent operational and/or financial developments affecting the Company relied upon by the Company in determining to reject the Simon $20 offer.

          137. Without this crucial information, Taubman Centers' shareholders cannot possibly make an informed decision concerning the fairness and adequacy of the Simon $20 offer.

          138. Defendants, in breach of their fiduciary duty of candor, have stranded Taubman Centers' shareholders without information necessary to make an informed decision concerning the fairness and adequacy of Simon's $20 offer. The Taubman Family is attempting to permanently deprive plaintiff and other members of the Class of the premium offer for their investment in the Company without presenting the Company's public shareholders with all material information necessary to make an informed decision regarding whether to tender their shares.

          139. Plaintiff and the other members of the Class have no adequate remedy at law.

                                    COUNT VI

                  DERIVATIVE CLAIM FOR BREACH OF FIDUCIARY DUTY

          140. Plaintiff repeats and realleges each of the foregoing allegations as if fully set forth herein.

          141. Plaintiff brings this Count derivatively in the right and for the benefit of Taubman Centers to redress injuries suffered and to be suffered by the Company as a direct result of the violations of fiduciary duties by the Individual Defendants. In particular, plaintiff seeks redress in this Claim for the injuries suffered and to be suffered by the Company by virtue of, INTER ALIA, the actions undertaken and measures approved by defendants which were and are motivated solely or primarily for purposes of entrenchment.

          142. Plaintiff has not made any demand on the present Board of Directors of Taubman Centers to institute this action because such demand would be futile and is thereby excused for the following reasons:

               a. the Individual Defendants are not disinterested with respect to their approval and adoption of the Series B Preferred Shares and their summary, uninformed rejection of the recent premium offer, as these and other actions were undertaken unlawfully, in bad faith and with the primary purpose and effect of entrenchment. The design and effect of these measures, and their timing, demonstrate that a basic motive in taking these actions and implementing these measures was to secure for the Individual Defendants their positions and emoluments within the Company and to cement the Taubmans' control. Defendants' summary, uninformed rejection of the recent premium offer infringes on the voting rights of Taubman Centers' shareholders through manipulation of the corporate machinery and has clear anti-takeover purposes and consequences. Under the circumstances, the Individual Defendants -- in approving and implementing these steps -- have acted with a sole or primary motive to perpetuate themselves in their positions of control within the corporate structure and to benefit themselves and other members of Taubman Centers executive management with whom they are closely allied;

               b. the Individual Defendants are further interested in these transactions because each receives substantial salaries, bonuses, payments, benefits, and/or other emoluments by virtue of service on the Board. The Individual Defendants have thus benefitted and will continue to benefit from the wrongs herein alleged and have acted to preserve their positions of dominance and control and the perquisites thereof, and are incapable of exercising independent business judgment in deciding whether to bring this action. The Board members also have close personal and business ties with each other and are consequently interested parties and cannot in good faith exercise independent business judgment to determine whether to bring this action against themselves; and

               c. in addition to being unlawful and abusive, the issuance of the Series B Preferred Shares constituted waste which cannot be ratified.

          143. In addition to being self-interested, the Individual Defendants -- in taking the actions and approving the measures described above -- fundamentally failed to exercise sound and proper business judgment. Defendants, INTER ALIA, failed to exercise due care and to act in the best interests of the Company in formulating and approving transactions which are ULTRA VIRES, unlawful, unnecessary, wasteful and not in the best interests of the Company and its public shareholders. ULTRA VIRES action cannot be ratified by board action.

          144. The principal wrongdoers and beneficiaries of the wrongdoing complained of herein -- including the Taubmans and other members of Taubman Centers' senior management -- are in a position to, and do, dominate and control the Taubman Centers Board of Directors. Thus, the Board could not exercise independent objective judgment in deciding whether to bring this action nor vigorously prosecute this action.

          145. As a result of the acts and conduct described above, the Individual Defendants are not fully informing themselves, are not acting in good faith and have deliberately and/or recklessly breached their fiduciary and other common law duties which they owe to the Company. Among other things, the unlawful and wasteful issuance of the Series B Preferred Shares and defendants' summary, uninformed rejection of the recent premium offers, have the effect of entrenching the Individual Defendants in their corporate offices against any real or perceived threat to their control and represents an ill-considered, hasty reaction which did not satisfy the directors' duty to obtain adequate information before rejecting a BONA FIDE acquisition proposal. Defendants are manipulating Taubman Centers' corporate machinery and abusing their positions of control for purposes of securing their positions of control.

          146. To the extent that the conduct of the Individual Defendants is based upon what they perceive to be a threat by a third-party to take over Taubman Centers, the Individual Defendants have a heightened fiduciary duty to act in the best interest of the Company's public stockholders and to act reasonably with regard to any such perceived threat. They have recklessly and in bad faith violated such duties.

          147. By virtue of the acts and conduct alleged herein, the Individual Defendants are carrying out a preconceived plan and scheme to entrench themselves in office, to thwart a fair and open auction of the Company that would maximize shareholder value, and to protect and advance their own personal financial interests at the expense of Taubman Centers and its shareholders, acting grossly disproportionately to any real or apparent threat.

          148. By reason of the foregoing, Taubman Centers has sustained and will continue to sustain irreparable harm and has no adequate remedy at law.

                                    COUNT VII

                      FOR DECLARATORY AND INJUNCTIVE RELIEF

          149. Plaintiff repeats and realleges each of the foregoing allegations as if fully set forth herein.

          150. The Court may grant the declaratory and injunctive relief sought herein pursuant to 28 U.S.C. ss. 2201 and Fed. R. Civ. P. 57 and 65. A substantial controversy presently exists, as demonstrated by: (a) the Individual Defendants' rebuff of Simon Property's premium bids; (b) the Individual Defendants' unwillingness to meet with Simon Property to consider or discuss a combination or merger with Simon Property or any other possible acquiror; (c) the Taubmans' improper acquisition and use of the Series B Preferred Shares as a defensive measure; and (d) the Company's joint venture with Gordon as a defensive measure. The public shareholders' interests in a potential sale of their Taubman Centers holdings is adverse to the interests of the Individual Defendants in their desire to retain their positions on the Taubman Centers Board. The existence of this controversy is causing confusion and uncertainty in the market for public securities because investors do not know whether they will be able to avail themselves of an advantageous financial offer. The granting of the requested declaratory and injunctive relief will serve the public interest by affording relief from such uncertainty and by avoiding delay.

          151. Moreover, such relief has become necessary not only because of the practical operation of the various procedural impediments created by the board and the Taubmans, but because the Company's board of directors is simply blindly following the dictates of the Taubman family and the stated or tacit wishes of Alfred Taubman. Without first informing themselves and then engaging in a careful, independent and deliberate consideration of the Simon Property offer, the Board has merely accepted the Taubman family line that because of the family's asserted veto power, there is nothing to talk about, and any efforts to purchase the Company would not be "productive."

          152. Directors have a fiduciary duty not to allow the corporate machinery to be used in a manner injurious to the public shareholders, and controlling shareholders, such as the Taubmans, likewise have a duty to exercise their control in a fair and equitable manner. Having caused or allowed the Series B Preferred Stock to be given to the Taubman family while aware of the Excess Share Provision embedded in the Company's Charter, which, in conjunction with the New 3% Shares, operate to preclude Simon Property's all-cash offer, the Board must now act affirmatively to protect the Company's shareholders and not resign itself to domination and control by the Taubman family, whose interests directly contravene the best interests of the Company's shareholders.

          WHEREFORE, plaintiff demands judgment as follows:

          A. Declaring Count I through Count V of this complaint to be proper class action claims and certifying plaintiff as class representative;

          B. Ordering the Individual Defendants to carry out their fiduciary duties to plaintiff, the Class and the Company by announcing their intention to:

             (i) cooperate fully with any entity or person, including Simon Property, having a BONA FIDE interest in proposing any transaction which would maximize shareholder value, including, but not limited to, a buy-out or takeover of the Company;

             (ii) immediately undertake an appropriate evaluation of Taubman Centers' worth as a merger or acquisition candidate;

             (iii) take all appropriate steps to effectively expose Taubman Centers to the marketplace in an effort to create an active auction of the Company;

             (iv) act independently and with proper candor so that the interests of the Company's public shareholders will be protected; and

             (v) adequately ensure that no conflicts of interest exist between the Individual Defendants' own interest and their fiduciary obligation to maximize shareholder value or, in the event such conflicts exist, to ensure that all conflicts of interest are resolved in the best interests of the public shareholders of Taubman Centers.

          C. Declaring that the Individual Defendants have violated their fiduciary duties to the Class and the Company;

          D. Enjoining the Individual Defendants from abusing the corporate machinery of the Company for the purpose of entrenching themselves in office;

          E. Declaring the Taubman's voting power in the Company illegal and ULTRA VIRES;

          F. Ordering the Individual Defendants, jointly and severally, to account to plaintiff, the Class and the Company for all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;

          G. Awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for plaintiff's attorneys' and experts' fees; and

          H. Granting such other and further relief as may be just and proper.

                                   JURY DEMAND

          Plaintiff demands a trial by jury of all issues so triable.

      DATED:  January 31, 2003

                                    MILLER SHEA, P.C.


                                    By: /s/ E. Powell Miller
                                    E. Powell Miller (P39487)
                                    Marc L. Newman (P51393)
                                    1301 West Long Lake Road, Suite 135
                                    Troy, MI 48098
                                    Telephone:  (248) 267-8200
                                    Fax:  (248) 267-8211

                                    FINK ZAUSMER & KAUFMAN, P.C.
                                    Mark J. Zausmer
                                    Richard C. Kaufman
                                    31700 Middlebelt Road, Suite 150
                                    Farmington Hills, MI 48334
                                    Telephone:  248-851-4111
                                    Fax:  248-851-0100

                                    MILBERG WEISS BERSHAD
                                    HYNES & LERACH LLP
                                    Melvyn I. Weiss
                                    Steven G. Schulman
                                    One Pennsylvania Plaza, 49th Floor
                                    New York, NY 10119
                                    Telephone:  (212) 594-5300
                                    Fax: (212) 868-1229

                                    WECHSLER HARWOOD LLP
                                    Robert I. Harwood
                                    Matthew M. Houston
                                    488 Madison Avenue
                                    New York, NY 10022
                                    Telephone:  (212) 935-7400
                                    Fax: (212) 753-3630

                                    SCHIFFRIN & BARROWAY, LLP
                                    Marc A. Topaz
                                    Patricia C. Weiser
                                    Three Bala Plaza East, Suite 400
                                    Bala Cynwyd, PA 19004
                                    Telephone:  (610) 667-7706
                                    Fax:  (610) 667-7056


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